

Setting the Record Straight

Campaign for Against Vote at WISDOMTREE, Inc. (NYSE: WT)

www.unlockwt.com

May 28, 2024

Disclaimer

The materials contained herein (the “Materials”) represent the opinions of ETFS Capital Limited and the other participant named in its proxy solicitation (collectively, “ETFS” or “we”) and are based on publicly available information with respect to WisdomTree, Inc. (“WisdomTree”, “WT” or the “Company”). ETFS recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with ETFS’ conclusions. ETFS reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such changes. ETFS disclaims any obligation to update the information or opinions contained herein. Certain financial projections and statements made herein have been derived or obtained from filings made with the Securities and Exchange Commission (“SEC”) or other regulatory authorities and from other third party reports. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and potential impact of the opportunities identified by ETFS herein are based on assumptions that ETFS believes to be reasonable as of the date of the Materials, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. The Materials are provided merely as information and are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer to buy any security.

Members of ETFS currently beneficially own, and/or have an economic interest in, securities of the Company. It is possible that there will be developments in the future (including changes in price of the Company’s securities) that cause one or more members of ETFS from time to time to sell all or a portion of their holdings of the Company in open market transactions or otherwise (including via short sales), buy additional securities (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to some or all of such securities. To the extent that ETFS discloses information about its position or economic interest in the securities of the Company in the Materials, it is subject to change and ETFS expressly disclaims any obligation to update such information.

The Materials contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words “anticipate,” “believe,” “expect,” “potential,” “opportunity,” “estimate,” “plan,” “may,” “will,” “projects,” “targets,” “forecasts,” “seeks,” “could,” and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained herein that are not historical facts are based on current expectations, speak only as of the date of the Materials and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of ETFS. Although ETFS believes that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of the Materials, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the projected results and forward-looking statements included herein, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. ETFS will not undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

Unless otherwise indicated herein, ETFS has not sought or obtained consent from any third party to use any statements, photos or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made as to the accuracy of data or information obtained or derived from filings made with the SEC by the Company or from any third-party source. All trade names, trademarks, service marks, and logos herein are the property of their respective owners who retain all proprietary rights over their use.

Part I: Long-Tenured Members of WisdomTree's Board of Directors (the "Board") Have Failed to Generate Requisite Shareholder Value

WisdomTree's Focus on Short-Term Stockholder Return Ignores Long-Term Value Destruction and Distracts from the Need for an Independent Strategic Review

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WisdomTree Claims[1]

Stock price is up 39% since the 2023 Annual Meeting. In March 2024, our stock surpassed its 5-year high

A top performing TSR among 13 publicly traded asset manager peers, including WT, over the most recent YTD, 1-, 2-, 3-, and 4-year time periods

Reality

- It is clear to us that WisdomTree trumpets short-term stock performance – which coincides with ETFS' recent efforts to unlock value – because it cannot claim to have created value for long-term shareholders. Approaching a $10 per share threshold for the first time since 2018 is not something to be crowing about when the Company's stock traded between $10 and $20 – and sometimes higher – consistently between 2013 and 2018.[2]

- The long-tenured members of the WisdomTree Board should be held accountable for the company's failure to generate value over the past decade and for its continued misallocation of capital.

- ETFS believes, as previously articulated in our public materials, that WisdomTree's core ETF business is worth between $2.1b and $3.0b[3] – still a substantial premium to current prices – and that a truly independent strategic review is the best way to determine the company's proper path forward.

Source: (1) WisdomTree Claims based on WisdomTree's investor presentation dated May 23, 2024; (2) Bloomberg; (3) ex1dfan14a13246002_052124.pdf (sec.gov)

As a Member of the Board, Win Neuger Has Overseen Investor Losses – Not Just Underperformance, but Losses

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TSR during Win Neuger's Term as A Director (July 24, 2013 to May 24, 2024)

- 125.7% — S&P 1500 Asset Management & Custody Banks
- 129.8% — Russell 2000
- 195.0% — Proxy Peers (Median)
- 76.4% — Traditional Asset Peers (Median)
- (4.4%) — WisdomTree

- Even taking into account the recent period of strong stock performance – which, again, happens to coincide with WisdomTree's decision to take our concerns public – WisdomTree investors have lost money over the entirety of Mr. Neuger's eleven-year Board tenure. Not losses relative to a peer group, not losses relative to an index – but in absolute terms, over eleven years.

- It is clear to us that there is no valid argument to justify retaining as Chair someone who has overseen such catastrophic value destruction

Source: FactSet. See Appendix for peer group

As a Member of the Board, Anthony Bossone's Has Overseen Massive Stock Underperformance

TSR based on the starting date of March 29, 2012 used by WT on page 7 of its investor presentation dated May 23, 2024, to calculate revenue growth for Anthony Bossone (footnote #3)



- Mr. Bossone's claim to prudent oversight as a long-term director is similarly impaired. While investors have made modest returns over Mr. Bossone's twelve years on the WisdomTree board, those returns pale in comparison to peers and the market as a whole.

- Again, we question the value of retaining long-term directors when they have failed to serve their basic governance function on behalf of WT stockholders.

Source: FactSet; See Appendix for peer group

The Chief Beneficiary of Jonathan Steinberg's 'Visionary Leadership' Appears to be… Jonathan Steinberg



WisdomTree Claims

> *Jonathan Steinberg is a Visionary Leader Whose Guidance is Crucial to Unlocking Shareholder Value*



Reality

- Over the past decade, Mr. Steinberg's 'visionary leadership' has translated into material value destruction for stockholders.

- Meanwhile, the WisdomTree Board has rewarded Mr. Steinberg for this "visionary" performance with compensation totaling $46.8m from 2014 to 2023

- Where is the accountability and challenge from the board when the CEO is referred to as a "visionary", yet he has overseen significant value destruction since 2014



Source: Total compensation based on disclosure in the summary compensation table in Company Proxy Statement filings from 2014 to 2023; WisdomTree's investor presentation dated May 23, 2024; Bloomberg

Part II: It is Clear to ETFS that Recent Improvement in Adj. Operating Margin is Primarily Due to Exclusion of One-Time Contractual Gold Payable Expense. WisdomTree Refuses to Provide KPIs and Metrics to Assess its DeFi Strategy.

Adj. Operating Margin Expansion is Primarily Due to the Exclusion of Contractual Golds Payable; Instead of Operational Efficiencies

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WisdomTree Claims[1]



Record AUM of $107.2 bn

Best-in-class organic flow growth rate in 2023 of 13%

540 bps of adjusted operating margin expansion year over year



Reality

- It is clear to us that WT's claims of 540 bps of adj. operating margin expansion is not driven by improvement in core earnings. Instead, a significant portion of it is driven by the exclusion of contractual gold payable from operating expenses (as disclosed in WT's 1Q2024 earnings presentation).

- Additionally, as detailed on slide 17 of ETFS Capital's presentation dated May 20, 2024,[2] WisdomTree's record AUM has not translated into a proportional increase in revenue or adj. operating margin.[3]

- WisdomTree has been promising incremental margins of more than 50% since 2Q2022 (source: 2Q2022 earnings presentation). The quarterly revenues were $77.3m for 2Q2022 with an operating margin of 28.2% as compared to revenues of $96.8m in 1Q2024 at an operating margin of 29.6%, what has happened to the incremental margins of over 50% and where is the money going?[4]

Source: (1) WisdomTree Claims based on WisdomTree's investor presentation dated May 23, 2024; (2) ex1dfan14a13246002_052124.pdf (sec.gov); (3) Adjusted Operating Margin: ETFS began with the Company's reported operating income, and then added back the reported expenses/costs incurred in response to activist campaigns and contractual gold payments, as applicable, and then divided this number by total revenue, in each case, as disclosed in the Company's SEC filings and press releases announcing the Company's quarterly results; (4) Company SEC filings and quarterly earnings press releases

The WisdomTree Board Continues to Deny Investors Any Useful Insight Into the DeFi Strategy it "Unanimously"[1] Supports

WisdomTree Claims[2]


ETFS Capital's Myths:

✗ *The DeFi initiatives have been a distraction and [are] unsuccessful*

The Facts:

✓ *Our best-in-class performance clearly refutes the notion that this has been a "massive distraction"*
✓ ***The digital assets business is a valuable addition to the future of our Company***
✓ ***We've made demonstrable progress, as WisdomTree Prime is now available in 41 states and nearly 75% of the U.S. population***

Reality

- Regrettably, in its presentation WisdomTree once again declines the opportunity to provide investors and the market any useful information about its DeFi strategy. Instead of metrics such as users, revenue – even downloads of the WisdomTree app – the company continues to simply claim DeFi is "valuable."[2]

- The only information we could find regarding WisdomTree's DeFi efforts – the bitcoin ETF which badly lags peers in market acceptance and the suite of Digital Assets funds which have raised little if any external assets – do not lend themselves to optimism. Given the opportunity to correct the record, the Company has chosen to deflect.[2],[3]

- The availability of a product is not the same as usage of that product. WisdomTree Prime has been available in much of the U.S. for nearly a year – which is more than ample time to gather data and provide initial indications of successes and struggles. But once again, WisdomTree's board asks investors for blind faith.

Source: (1) WT press release May 6, 2024; (2) WisdomTree Claims based on WisdomTree's investor presentation dated May 23, 2024; (3) ex1dfan14a13246002_052124.pdf (sec.gov)

Big Question:

What information does the WisdomTree Board have which gives it the confidence to 'unanimously'[1] support the DeFi strategy? And why doesn't it share that information with the investor community?

Source: (1) WT press release, May 6, 2024





Even Bullish Sell-Side Analysts Don't Appear to Attribute Much, If Any, Value to the DeFi Strategy

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WisdomTree Claims[1]	Reality[2]

5 of 8 research analysts rate the Company a "BUY

OPPENHEIMER

"**We still don't have any significant numbers on the amount of funded accounts on Prime, and so it is hard to say how significant it can become**.

– April 29, 2024

NORTHCOAST RESEARCH

Except for expenses, **our model does not assume any revenue from WT Prime**. **We remain skeptical of any material near-term revenue contribution,** but look forward to being proven wrong.

- April 29, 2024

Morgan Stanley

"New digital asset initiatives could create new revenue streams longer-term, but raise the near-term expense outlook and **less clear if WT can be successful."**

– April 30, 2024

Source: (1) WisdomTree Claims based on WisdomTree's investor presentation dated May 23, 2024; (2) Analyst Reports as per Alphasense and FactSet.

WisdomTree and BlackRock Have Very Different Approaches to Tokenization. Unlike WT, BlackRock's Strategy Has Been Successful.

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WisdomTree Claims[(1)]



ETFS Capital Fails to Recognize the Industry is Already Shifting

WisdomTree is investing today to be an early mover and take advantage in the future of tokenization. BlackRock has similar conviction



Reality

- Notwithstanding the future of tokenization, we believe WT's approach to it is not comparable to BlackRock.

- More importantly, WT Prime is not a pure play tokenization initiative. Instead, it is a retail investment app with blockchain funds i.e. tokens. What BlackRock is doing is entirely different (https://securitize.io/learn/press/blackrock-launches-first-tokenized-fund-buidl-on-the-ethereum-network) in our view. BlackRock is focused on its core strength i.e. it is creating funds and then getting these funds into the hands of institutions and retail investors, i.e. it is leveraging existing distribution channels to reach investors and gather AUM.

- It appears WT has done the opposite. Instead of utilizing existing distribution channels, WT built a costly retail app which is the only place you can buy its funds. Considering WT does not share any KPIs for WT Prime and the fact that only limited funds are available on it, we believe, the impact of the tokenization strategy on WT's topline and earnings is likely to be very limited. Not surprisingly, Wall Street do not assign any value to WT's tokenization strategy yet.

Source: (1) WisdomTree Claims based on WisdomTree's investor presentation dated May 23, 2024

Part III: Governance and the Need for A Real Review





An Independent Strategic Review Is Consistent With Board's Goals of Maximizing Stockholder Value

WisdomTree Claims[1]

Our Board is Open to All Ways to Enhance Stockholder Value, But Believes Our Strategy Will Create More Value Than a Forced Sale Process Today

ETFS Capital's demand for an immediate sale of the Company appears to be motivated by a desire to liquidate its position in the Company, at the expense of our long-term growth potential. This demand is entirely self-serving and is not in the best interests of all stockholders

Reality

- The WisdomTree Board's use of terms like "forced sale" and "immediate sale" follows a wearying pattern of demonisation of ETFS and distraction of investors from their own failings.
- As the Board well, or should well, knows, ETFS is NOT demanding an immediate sale of the business, nor does it (or any entity other than the Board itself) have the ability to "force" a sale of the business.
- Our request is simple, and consistent with the company's stated desire to "enhance shareholder value" – undertake a truly independent strategic review of the company. We believe this to be necessary for the reasons set out in our previous public statements and confirmed by the company's response:[2][3]
    - An entrenched board beholden to management (aka the "Visionary Leader");
    - An inefficiently managed core ETF business; and
    - A history of value destruction, which we think is being continued with the DeFi effort.
- If the company agrees to undertake an immediate strategic review by a special committee of independent directors, supported by a tier-one investment bank and independent legal counsel – we will suspend our campaign.

Source: (1) WisdomTree Claims based on WisdomTree's investor presentation dated May 23, 2024; (2) ex1dfan14a13246002_050624.pdf (sec.gov); (3) ex1dfan14a13246002_052124.pdf (sec.gov)

The Prior Strategic Review Was Flawed and Cannot be Considered Valid Today

WisdomTree Claims[1]

" *We agreed with Mr. Tuckwell in 2022 to form a special committee (OSCO) comprised of independent directors, including two of Mr. Tuckwell's nominees, to evaluate the Company's entire operations, strategy, and management team; after 1000+ hours invested and 17 sessions analyzing different components of our business – including two presentations from ETFS Capital – OSCO unanimously supported our management team and its strategy for stockholder value creation* "

Reality

- We question the independence and the conclusion reached by the Operations and Strategy Committee (OSCO) in 2022 as we believe it was anchored by long-tenured director Anthony Bossone (15 years on the WT Board)

- Further, the Board never disclosed the information that led to its unanimous support of the DeFi strategy. What information did they examine and why hasn't the Board shared it with the investor community as requested?

- Did the OSCO establish any forward-looking milestones (i.e., number of users, funded accounts, client acquisition costs etc.) and has management achieved any of these since those presentations? Shareholders have the right to know.

- It has been over 18 months since the management presentations to OSCO on Digital Assets[2] and 1/3 of the Board has turned over since that time with the addition of new directors.

- We demand a valid strategic review process that includes a special committee of independent directors, a tier-one investment bank, and independent legal counsel.

Source: (1) WisdomTree Claims based on WisdomTree's investor presentation dated May 23, 2024; (2) Based on dates for Round 1 and Round 2 sessions as disclosed in WT's May 20, 2023 investor presentation

Appendix: Peer Group

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Proxy Peers

AB-US	AllianceBernstein Holding L.P.
APAM-US	Artisan Partners Asset Management, Inc. Class A
RILY-US	B. Riley Financial, Inc.
BSIG-US	BrightSphere Investment Group, Inc.
CNS-US	Cohen & Steers, Inc.
DHIL-US	Diamond Hill Investment Group, Inc.
DFIN-US	Donnelley Financial Solutions, Inc.
HTGC-US	Hercules Capital, Inc.
MAIN-US	Main Street Capital Corporation
MC-US	Moelis & Co. Class A
SAMG-US	Silvercrest Asset Management Group Inc. Class A
VCTR-US	Victory Capital Holdings, Inc. Class A
VRTS-US	Virtus Investment Partners, Inc.
WHG-US	Westwood Holdings Group, Inc.

Traditional Asset Manager Peers

AB-US	AllianceBernstein Holding L.P.
AMG-US	Affiliated Managers Group, Inc.
APAM-US	Artisan Partners Asset Management, Inc. Class A
BEN-US	Franklin Resources, Inc.
BLK-US	BlackRock, Inc.
BSIG-US	BrightSphere Investment Group, Inc.
FHI-US	Federated Hermes, Inc. Class B
IVZ-US	Invesco Ltd.
JHG-US	Janus Henderson Group PLC
TROW-US	T. Rowe Price Group
VRTS-US	Virtus Investment Partners, Inc.
VCTR-US	Victory Capital Holdings, Inc. Class A

Traditional Asset Manager Peers based on WisdomTree's presentation filed with the SEC on May 23, 2024.
Proxy Peers: Based on executive compensation peers disclosed in WisdomTree's 2022 and 2023 proxy statements filed with the SEC